Exhibit 99.1

Nano Dimension Announced Q3 2022 Revenue of $10M & Record Backlog

646% Higher over Q3 Last Year

964% Higher YTD 2022 vs. Same Period 2021

Conference call to be held today at 9:00 a.m. EDT

Waltham, Massachusetts, December 1st, 2022 – Nano Dimension Ltd. (Nasdaq: NNDM, “Nano Dimension” or the “Company”), an industry leader in Additively Manufactured Electronics, additive PCB assembly & printhead drivers and software (AME), and a supplier of Additive Manufacturing machines and materials (AM), today announced financial results for the third quarter ended September 30th, 2022.

Nano Dimension reported revenues of $10M for the third quarter of 2022, an increase of 646% over the same quarter in 2021 and 10% less than Q2/2022. Moreover, the 3rd quarter of 2022 revenue run-rate indicates the potential for growth of approximately 300% in full year 2022 over 2021. If this occurs, the Company’s revenue will be growing over 10 times from 2020 to 2022, assuming no critical changes in the world economy resulting from current international affairs and/or other factors.

Revenues for the nine months period ended September 30th, 2022, were $31.5M, which represent a 964% increase over the nine months period ended September 30th, 2021.

Total loss before tax for the 3rd quarter of 2022 was $67.1M.

●	Adjusted EBITDA for the 3rd quarter of 2022 was negative $24.2M, excluding $42.9M of non-cash adjustments for finance expenses/income for revaluation of assets and liabilities, share-based payments, exchange rate differences, interest income and depreciation and amortization expenses.

●	Adjusted EBITDA as above includes R&D cash expenses of $13.5M.

●	Net cash used in operations during the 3rd quarter of 2022 was $22.3M.

Details regarding EBITDA and Adjusted EBITDA can be found later in this press release under “Non-IFRS measures.”

Yoav Stern, Chairman & CEO, comments: “The comparable increases of revenue of Q3 2022 over Q3 2021 (646%) and year-to-date over last-year-year-to-date (964%) - highlight the business’ continued success in growing dramatically, better than our expectations as expressed last year. We also finished the third quarter with a record backlog of approximately $9M.

All our product lines’ revenue grew organically except for additive electronics machines in Europe: As a result of the Russia-Ukraine war, our revenues in Russia and Poland were reduced in the first 9 months of 2022 by approximately $1.5M (75%) compared to the same period in 2021. Additionally, we understand from other customers there that the continued components’ supply chain shortages have caused them to request a delay in delivery of additive electronic machines (which are used to mount those delayed components).

Sales and deliveries in the USA of similar machines grew organically by 45% over the 9 months ended September 30th, 2022, compared to the similar period in 2021.

The Gross Margin is a bit lower than we have anticipated, which is a result of the above mentioned held-back deliveries in Europe without reducing the fixed manufacturing overhead. The inherent gross margin of that technology is above 30%, as it has been for years, and it is within the typical range for that industry segment. We sold 69 machines of this kind since 1-1-2022. The Q3/2022 lower gross margin is also a result of trading up old AME machines with new ones, which are transactions at lower gross margins than the regular new AME machine sales.”

FINANCIAL RESULTS:

Third Quarter 2022 Financial Results

●	Total revenues for the third quarter of 2022 were $9,998,000, compared to $11,101,000 in the second quarter of 2022, and $1,340,000 in the third quarter of 2021. The decrease compared to the second quarter of 2022 was influenced by the conflict in Europe and supply chain delays, as explained above. The increase compared to the third quarter of 2021 is attributed to increased sales of the Company’s product lines.

●	Cost of revenues (excluding amortization of intangibles) for the third quarter of 2022 was $7,428,000, compared to $7,151,000 in the second quarter of 2022, and $696,000 in the third quarter of 2021. The increase is attributed mostly to the increased sales of the Company’s product lines.

●	Research and development (R&D) expenses for the third quarter of 2022 were $18,535,000, compared to $18,365,000 in the second quarter of 2022, and $13,726,000 in the third quarter of 2021. The increase compared to the second quarter of 2022 is attributed to an increase in materials and subcontractors’ expenses, as well as an increase in depreciation expenses, partially offset by a decrease in share-based payment expenses. The increase compared to the third quarter of 2021 is attributed mainly to an increase in payroll expenses and subcontractors expenses and is partially offset by a decrease in depreciation and share-based payment expenses.

o	The R&D expenses includes depreciation and share-based payments expenses of $5,057,000.

●	Sales and marketing (S&M) expenses for the third quarter of 2022 were $9,652,000, compared to $10,115,000 in the second quarter of 2022, and $6,301,000 in the third quarter of 2021. The decrease compared to the second quarter of 2022 is attributed mainly to the decrease in marketing and share-based payment expenses, partially offset by an increase in payroll expenses. The increase compared to the third quarter of 2021 is attributed mainly to an increase in payroll and marketing related expenses as well as an increase in depreciation, partially offset by a decrease in share-based payment expenses.

o	The S&M expenses includes depreciation and share-based payments expenses of $1,941,000.

●	General and administrative (G&A) expenses for the third quarter of 2022 were $7,417,000, compared to $7,207,000 in the second quarter of 2022, and $4,843,000 in the third quarter of 2021. The increase compared to the third quarter of 2021 is attributed to an increase in payroll and professional services due to the Company’s latest acquisitions, as well as an increase in office expenses.

o	The G&A expenses includes depreciation and share-based payments expenses of $1,604,000.

●	Net loss attributed to the owners for the third quarter of 2022 was $66,931,000, or $0.26 per share, compared to $39,732,000, or $0.15 per share, in the second quarter of 2022, and $18,237,000 or $0.07 per share, in the third quarter of 2021.

●	Adjusted EBITDA for the 3rd quarter of 2022 was negative $24.2M, excluding $42.9M of non-cash adjustments for finance expenses/income for revaluation of assets and liabilities, share-based payments, exchange rate differences, and depreciation and amortization expenses.

Nine Months Ended September 30 2022, Financial Results

●	Total revenues for the nine months period ended September 30th, 2022, were $31,529,000, compared to $2,962,000 in the nine months period ended September 30th, 2021. The increase is attributed to increased sales of the Company’s product lines.

●	Cost of revenues (excluding amortization of intangibles) for the nine months period ended September 30th, 2022, was $21,159,000, compared to $1,380,000 in the nine months period ended September 30th, 2021. The increase is attributed mostly to increased sales of the Company’s product lines.

●	R&D expenses for the nine months period ended September 30th, 2022, were $54,770,000, compared to $26,587,000 in the nine months period ended September 30, 2021. The increase is attributed to an increase in payroll and subcontractors’ expenses as well as an increase in share-based payment expenses, as a result of the Company’s increased R&D efforts.

o	The R&D expenses for the nine months period ended September 30th, 2022 includes depreciation and share-based payments expenses of $16,625,000.

●	S&M expenses for the nine months period ended September 30, 2022, were $29,075,000, compared to $15,023,000 in the nine months period ended September 30, 2021. The increase is attributed to an increase in payroll and marketing expenses as well as an increase in share-based payment expenses as a result of the Company’s growing sales and marketing team.

o	The S&M expenses for the nine months period ended September 30th, 2022 includes depreciation and share-based payments expenses of $7,682,000.

●	G&A expenses for the nine months period ended September 30th, 2022, were $21,366,000, compared to $13,174,000 in the nine months period ended September 30th, 2021. The increase is attributed to an increase in payroll expenses as well as an increase in office and rent and related expenses, and professional services.

o	The G&A expenses for the nine months period ended September 30th, 2022 includes depreciation and share-based payments expenses of $4,962,000.

●	Net loss attributed to the owners for the nine months period ended September 30th, 2022, was $139,756,000, or $0.54 per share, compared to $41,153,000, or $0.17 per share, in the nine months period ended September 30th, 2021.

●	Adjusted EBITDA for the nine months period ended September 30th, 2022 was negative $64.7M, excluding $76.5M of non-cash adjustments for finance expenses/income for revaluation of assets and liabilities, share-based payments, exchange rate differences, and depreciation and amortization expenses.

Balance Sheet Highlights

●	Cash and cash equivalents, together with short and long-term unrestricted bank deposits totaled $1,048,712,000 as of September 30th, 2022, compared to $1,355,595,000 as of December 31st, 2021. The decrease compared to December 31st, 2021, mainly reflects cash used in operating activities and investing activities.

●	Shareholders’ equity totaled $1,230,716,000 as of September 30th, 2022, compared to $1,343,356,000 as of December 31st, 2021.

Conference call information

The Company will host a conference call to discuss these financial results today, December 1st, 2022, at 9:00 a.m. EDT (4:00 p.m. IDT).

We encourage participants to pre-register for the conference call using the following link: https://dpregister.com/sreg/10172491/f4dc959048.

Webcast link: https://event.choruscall.com/mediaframe/webcast.html?webcastid=dJL0SDBd.

U.S. Dial-in Number: 844-695-5517, INTERNATIONAL DIAL IN: 1-412-902-6751, Israel Dial-in Number: 1-80-9212373. Please request the “Nano Dimension NNDM call” when prompted by the conference call operator. For those unable to participate in the conference call, there will be a replay available from a link on Nano Dimension’s website at http://investors.nano-di.com/events-and-presentations.

About Nano Dimension

Nano Dimension’s (Nasdaq: NNDM) vision is to transform the electronics and similar additive manufacturing sectors through the development and delivery of an environmentally friendly and economically efficient additive manufacturing, Industry 4.0 solution, while enabling a one-production-step-conversion of digital designs into functioning devices – on demand, anytime, anywhere.

The DragonFly IV® system and specialized materials serve cross-industry High-Performance-Electronic-Devices (Hi-PEDs®) fabrication needs by simultaneously depositing proprietary conductive and dielectric substances, while integrating in-situ capacitors, antennas, coils, transformers, and electromechanical components. The outcomes are Hi-PEDs® which are critical enablers of autonomous intelligent drones, cars, satellites, smartphones, and in vivo medical devices. In addition, these products enable iterative development, IP safety, fast time-to-market, and device performance gains.

Nano Dimension also develops complementary production equipment for Hi-PEDs® and printed circuit board (PCB) assembly (Puma, Fox, Tarantula, Spider etc.). The core competitive edge for this technology is in its adaptive, highly flexible surface-mount technology (SMT) pick-and-place equipment, materials dispenser suitable for both high-speed dispensing and micro-dispensing, as well as an intelligent production material storage and logistics system.  Nano Dimension is a leading developer and supplier of high-performance control electronics, software, and ink delivery system. It invents and delivers state-of-the-art 2D and 3D printing hardware and unique operating software.  It focuses on high-value, precision-oriented applications such as specialized direct-to-container packaging, printed electronics functional fluids, and 3D printing, all controlled by the proprietary software system - Atlas.

Serving similar users of Hi-PEDs®, Nano Dimension’s AM products include Fabrica 2.0 micro additive manufacturing system enables the production of microparts based on a Digital Light Processor (DLP) engine that achieves repeatable micron levels resolution. In addition, Nano’s Admatec Division supplies printing from Powder to Part by powder-based shaping & sintering technologies, from design to serial production of Powder Metallurgical & Ceramic parts or devices. The Admaflex 130 & 300 3D printing machines for ceramics and metals are modular DLP printing systems on one platform with customer-friendly software enabling full parameter accessibility & control and unique vision-based process monitoring.

For more information, please visit www.nano-di.com.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. Because such statements deal with future events and are based on Nano Dimension’s current expectations, they are subject to various risks and uncertainties, and actual results, performance or achievements of Nano Dimension could differ materially from those described in or implied by the statements in this press release. For example, Nano Dimension is using forward-looking statements when it discusses the potential for growth of approximately 300% in full year 2022 and 10 times from 2020 to 2022, the ability of the Company to execute on its vision and business plans, including without needing to raise more capital, its future growth both organically and from acquisitions, its ability to sell complementary products, its commitment, vision and aim to build an ecofriendly and intelligent distributed secured network of 3D printers & roll-in adjacent industrial machine-learning-led-digitized manufacturing and self-learning and self-improving machines, that if contraction of multiples and valuations will be sustained, the Company expects to take advantage of its frugal approach to cash management during the unreasonable “market-inflation” during 2020 to early 2022, and that if acquisitions will withstand more reasonable prices, the Company hopes to show attractive synergistic growth from M&A activity. The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, including those discussed under the heading “Risk Factors” in Nano Dimension’s Annual Report on Form 20-F filed with the Securities and Exchange Commission (“SEC”) on March 31, 2022, and in any subsequent filings with the SEC. Except as otherwise required by law, Nano Dimension undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release. Nano Dimension is not responsible for the contents of third-party websites.

NANO DIMENSION INVESTOR RELATIONS CONTACT

Yael Sandler, CFO | ir@nano-di.com

Unaudited Consolidated Statements of Financial Position as at

	September 30,		December 31
(In thousands of USD)	2021	2022	2021(*)
	(Unaudited)	(Unaudited)
Assets
Cash and cash equivalents	1,127,778	370,197	853,626
Bank deposits	257,613	650,111	437,598
Restricted deposits	165	77	148
Trade receivables	1,223	5,929	3,422
Other receivables	3,459	2,925	5,902
Inventory	4,035	17,837	11,199
Total current assets	1,394,273	1,047,076	1,311,895

Restricted deposits	483	521	501
Bank deposits	-	28,404	64,371
Investment in securities	-	139,707	-
Other long-term assets	-	1,282	1,007
Property plant and equipment, net	7,523	13,166	7,690
Right of use asset	4,869	13,972	4,491
Intangible assets	116,767	31,799	-
Total non-current assets	129,642	228,851	78,060
Total assets	1,523,915	1,275,927	1,389,955

Liabilities
Trade payables	1,796	2,925	2,833
Financial derivatives	4,775	8,189	14,910
Other payables	7,970	18,864	13,836
Current portion of other long-term liability	-	370	417
Total current liabilities	14,541	30,348	31,996

Liability in respect of government grants	1,910	1,507	1,560
Employee benefits	-	296	4,145
Liability in respect of warrants	5,523	124	3,347
Lease liability	3,577	10,519	3,336
Deferred tax liabilities	3,128	587	236
Loan from banks	-	785	1,104
Other long-term liabilities	-	180	-
Total non-current liabilities	14,138	13,998	13,728
Total liabilities	28,679	44,346	45,724

Equity
Non-controlling interests	572	865	875
Share capital	386,372	387,646	386,665
Share premium and capital reserves	1,257,980	1,291,290	1,266,027
Treasury shares	(1,509)	(1,509)	(1,509)
Remeasurement of Net Defined Benefit liability (IAS 19)	-	3,127	-
Presentation currency translation reserve	1,431	(848)	1,407
Accumulated loss	(149,610)	(448,990)	(309,234)
Equity attributable to owners of the company	1,494,664	1,230,716	1,343,356
Total equity	1,495,236	1,231,581	1,344,231
Total liabilities and equity	1,523,915	1,275,927	1,389,955

(*)	The December 31st , 2021, balances were derived from the Company’s audited annual financial statements.

Unaudited Consolidated Statements of Profit or Loss and Other Comprehensive Income

(In thousands of USD, except per share amounts)

	For the Nine-Month Period Ended September 30,		For the Three-Month Period Ended September 30,		For the Year ended December 31
	2021	2022	2021	2022	2021(*)
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)

Revenues	2,962	31,529	1,340	9,998	10,493

Cost of revenues	1,380	21,159	696	7,428	5,730

Cost of revenues - amortization of inventory and assets recognized in business combination and technology	772	3,990	281	771	3,641

Total cost of revenues	2,152	25,149	977	8,199	9,371

Gross profit	810	6,380	363	1,799	1,122

Research and development expenses, net	26,587	54,770	13,726	18,535	41,686

Sales and marketing expenses	15,023	29,075	6,301	9,652	22,713

General and administrative expenses	13,174	21,366	4,843	7,417	19,644

Impairment losses	-	-	-	-	140,290

Operating loss	(53,974)	(98,831)	(24,507)	(33,805)	(223,211)

Finance income	13,065	13,826	6,036	7,001	17,909

Finance expense	910	56,132	282	40,282	428

Loss before taxes on income	(41,819)	(141,137)	(18,753)	(67,086)	(205,730)
Tax income (expense)	648	742	498	(47)	4,906
Total loss after tax	(41,171)	(140,395)	(18,255)	(67,133)	(200,824)
Total loss attributable to:
Non-controlling interests	(18)	(639)	(18)	(202)	(47)
Owners of the Company	(41,153)	(139,756)	(18,237)	(66,931)	(200,777)

Basic loss per share	(0.17)	(0.54)	(0.07)	(0.26)	(0.81)

Other comprehensive income items that after initial recognition in comprehensive income were or will be transferred to profit or loss

Foreign currency translation differences for foreign operations	-	(2,351)	-	(1,113)	(46)
Remeasurement of net defined benefit liability (IAS 19), net of tax	-	3,127	-	-	-
Total comprehensive loss	(41,171)	(139,619)	(18,255)	(68,246)	(200,870)
Comprehensive loss attributable to non-controlling interests	-	(735)	-	(247)	(69)
Comprehensive loss attributable to owners of the Company	(41,171)	(138,884)	(18,255)	(67,999)	(200,801)

(*)	The December 31st, 2021, balances were derived from the Company’s audited annual financial statements.

Consolidated Statements of Changes in Equity (Unaudited)

(In thousands of USD)

	Share capital	Share premium and capital reserves	Treasury shares	Foreign currency translation reserve	Accumulated loss	Total	Non-controlling interests	Total equity
For the nine months ended September 30, 2022:	Thousands USD	Thousands USD	Thousands USD	Thousands USD	Thousands USD	Thousands USD	Thousands USD	Thousands USD
Balance as of January 1, 2022	386,665	1,266,027	(1,509)	1,407	(309,234)	1,343,356	875	1,344,231
Investment of non-controlling party in subsidiary	-	-	-	-	-	-	725	725
Loss for the period	-	-	-	-	(139,756)	(139,756)	(639)	(140,395)
Other comprehensive loss for the year, net of tax	-	3,127	-	(2,255)	-	872	(96)	776
Exercise of options	981	(981)	-	-	-	-	-	-
Share-based payment acquired	-	(744)	-	-	-	(744)	-	(744)
Share-based payments	-	26,988	-	-	-	26,988	-	26,988
Balance as of September 30, 2022	387,646	1,294,417	(1,509)	(848)	(448,990)	1,230,716	865	1,231,581

Consolidated Statements of Changes in Equity (Unaudited)

(In thousands of USD)

	Share capital	Share premium and capital reserves	Treasury shares	Foreign currency translation reserve	Accumulated loss	Total	Non-controlling interests	Total equity
For the three months ended September 30, 2022:	Thousands USD	Thousands USD	Thousands USD	Thousands USD	Thousands USD	Thousands USD	Thousands USD	Thousands USD
Balance as of June 30, 2022	387,312	1,287,451	(1,509)	220	(382,059)	1,291,415	553	1,291,968
Investment of non-controlling party in subsidiary	-	-	-	-	-	-	559	559
Loss for the period	-	-	-	-	(66,931)	(66,931)	(202)	(67,133)
Other comprehensive loss for the year, net of tax	-	-	-	(1,068)	-	(1,068)	(45)	(1,113)
Exercise of options	334	(334)	-	-	-	-	-	-
Share-based payment acquired	-	-	-	-	-	-	-	-
Share-based payments	-	7,300	-	-	-	7,300	-	7,300
Balance as of September 30, 2022	387,646	1,294,417	(1,509)	(848)	(448,990)	1,230,716	865	1,231,581

Consolidated Statements of Cash Flows (Unaudited)

(In thousands of USD)

	For the Nine-Month Period Ended September 30th,		For the Three-Month Period Ended September 30th,		For the Year ended December 31st,
	2021	2022	2021	2022	2021(*)
Cash flow from operating activities:
Net loss	(41,171)	(140,395)	(18,255)	(67,133)	(200,824)
Adjustments:
Depreciation and amortization	4,978	6,084	2,392	3,228	7,383
Impairment losses	-	-	-	-	140,290
Financing expenses (income), net	(1,799)	9,089	(499)	(3,466)	(6,873)
Revaluation of financial liabilities accounted at fair value	(10,356)	(4,851)	(5,255)	(1,934)	(10,608)
Loss from disposal of property plant and equipment and right-of-use assets	72	91	30	97	567
Increase in deferred tax	(734)	(1,441)	(499)	(109)	(5,013)
Revaluation of financial assets accounted at fair value	-	38,068	-	38,681	-
Share-based payments	21,503	26,637	10,186	7,300	29,782
Salary expenses paid by non-controlling interest (NCI)	-	216	-	50	-
	13,664	73,893	6,355	43,847	155,528
Changes in assets and liabilities:
Decrease (increase) in inventory	(591)	(3,384)	85	(1,506)	2,382
Decrease (increase) in other receivables	(9)	3,574	(130)	3,871	(429)
Decrease (increase) in trade receivables	(510)	(1,761)	(371)	198	(449)
Increase (decrease) in other payables	(70)	1,333	836	(64)	1,139
Increase (decrease) in employee benefits	-	1,101	-	(635)	-
Increase (decrease) in trade payables	629	(42)	218	(881)	74
	(551)	821	638	983	2,717

Net cash used in operating activities	(28,058)	(65,681)	(11,262)	(22,303)	(42,579)

Cash flow from investing activities:
Investment in bank deposits and loans, net	(171,929)	(187,412)	104,490	(140,921)	(416,019)
Interest received	2,621	4,634	910	2,143	3,706
Change in restricted bank deposits	(31)	(16)	(3)	59	(32)
Acquisition of property plant and equipment	(2,165)	(6,059)	(1,150)	(1,520)	(9,761)
Payment of a liability to pay a contingent consideration of business combination	-	(10,708)	-	(709)	-
Investment in shares measured in fair value through profit and loss	-	(177,775)	-	(159,972)	-
Acquisition of subsidiary, net of cash acquired	(62,644)	(31,058)	-	(12,899)	(74,574)

Net cash used in investing activities	(234,148)	(408,394)	104,247	(313,819)	(496,680)

Cash flow from financing activities:
Proceeds from issuance of Ordinary Shares, warrants and convertible notes, net	805,497	-	-	-	805,497
Exercise of warrants and options	150	-	-	-	212
Lease payments	(1,246)	(3,088)	(445)	(1,207)	(1,494)
Proceeds from non-controlling interests	590	510	590	510	944
Repayment of long-term bank debt	-	(303)	-	(85)	(814)
Amounts recognized in respect of government grants liability, net	(7)	(132)	(35)	(39)	(96)
Share-based payment acquired	-	(744)	-	-	-
Interest and other fees paid	(5)	(95)	22	(42)	(70)
Net cash provided by financing activities	804,979	(3,852)	132	(863)	804,179
Increase in cash	542,773	(477,927)	93,117	(336,985)	264,920
Cash at beginning of the period	585,338	853,626	1,034,838	706,220	585,338
Effect of exchange rate fluctuations on cash	(333)	(5,502)	(177)	962	3,368
Cash at end of the period	1,127,778	370,197	1,127,778	370,197	853,626

Non-cash transactions:
Property plant and equipment acquired on credit	102	509	75	474	249
Conversion of convertible notes and warrants to equity	2,830	-	-	-	2,830
Acquisition of a right-of-use asset	1,890	11,536	90	286	1,919
Acquisition of financial assets in fair value through profit and loss against credit received	-	-	-	(2,158)	-

(*)	The December 31st, 2021, balances were derived from the Company’s audited annual financial statements.

Non-IFRS measures

The following is a reconciliation of EBITDA and Adjusted EBITDA to loss before taxes, as calculated in accordance with International Financial Reporting Standards (“IFRS”):

	For the Nine -Month Period Ended September 30th,	For the Three-Month Period Ended September 30th,
	2022
	In thousands of USD
Loss before taxes on income	(141,137)	(67,086)
Depreciation and amortization (*)	7,617	2,345
Interest expense (income)	(8,962)	(4,715)
EBITDA (loss)	(142,482)	(69,456)
Finance expense for revaluation of assets and liabilities	33,368	36,535
Exchange rate differences	17,805	1,420
Share-based payments	26,637	7,300
Adjusted EBITDA (loss)	(64,672)	(24,201)

Gross profit	6,380	1,799
Amortization of inventory and intangibles	3,990	771
Adjusted gross profit, excluding amortization of intangible assets	10,370	2,570

(*)	Including amortization of assets recognized in business combination and technology

EBITDA is a non-IFRS measure and is defined as total comprehensive loss before taxes excluding depreciation and amortization expenses and amortization of assets recognized in business combination and interest expense or income. We believe that EBITDA, as described above, should be considered in evaluating the Company’s operations. EBITDA facilitates the Company’s performance comparisons from period to period and company to company by backing out potential differences caused by variations in capital structures, and the age and depreciation charges and amortization of fixed and intangible assets, respectively (affecting relative depreciation and amortization expense, respectively), and EBITDA is useful to an investor in evaluating our operating performance because it is widely used by investors, securities analysts and other interested parties to measure a company’s operating performance without regard to the items mentioned above.

Adjusted EBITDA is a non-IFRS measure and is defined as total comprehensive loss before taxes excluding depreciation and amortization expenses and amortization of assets recognized in business combination, interest expenses or income, finance expense (income) for revaluation of assets and liabilities, exchange rate differences and share-based payments. We believe that Adjusted EBITDA, as described above, should also be considered in evaluating the Company’s operations. Like EBITDA, Adjusted EBITDA facilitates the Company’s performance comparisons from period to period and company to company by backing out potential differences caused by variations in capital structures, and the age and depreciation charges and amortization of fixed and intangible assets, respectively (affecting relative depreciation and amortization expense, respectively), as well as from revaluation of assets and liabilities, exchange rate differences and share-based payment expenses. Adjusted EBITDA is useful to an investor in evaluating our operating performance because it is widely used by investors, securities analysts and other interested parties to measure a company’s operating performance without regard to non-cash items, such as expenses related to revaluation, exchange rate differences and share-based payments.

Adjusted gross profit, excluding amortization of inventory and intangibles, is a non-IFRS measure and is defined as gross profit excluding amortization expenses. We believe that adjusted gross profit, as described above, should also be considered in evaluating the Company’s operations. Adjusted gross profit facilitates gross profit and gross margin comparisons from period to period and company to company by backing out potential differences caused by variations in amortization of inventory and intangible assets. Adjusted gross profit is useful to an investor in evaluating our performance because it enables investors, securities analysts and other interested parties to measure a company’s performance without regard to non-cash items, such as amortization expenses.

EBITDA, Adjusted EBITDA, and adjusted gross profit do not represent cash generated by operating activities in accordance with IFRS and should not be considered alternatives to net income (loss) as indicators of our operating performance or as measures of our liquidity. These measures should be considered in conjunction with net income (loss) as presented in our consolidated statements of profit or loss and other comprehensive income. Other companies may calculate these measures differently than we do.